UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38252

Spark Networks SE
(Translation of registrant's name into English)

Kohlfurter Straße 41/43
Berlin 10999
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Loan Agreement Amendment

As previously reported by Spark Networks SE (the “Company”) on a Form 6-K filed on April 29, 2020, the Company is relying on the order issued by the U.S. Securities and Exchange Commission (Release No. 34-88465) to extend the filing date of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, due to circumstances relating to COVID-19. The order provides public companies with up to an additional 45 days to file with the Securities and Exchange Commission reports under the Securities Exchange Act of 1934, as amended, including Annual Reports on Form 20-F, if the company is unable to meet the filing deadline due to circumstances relating to COVID-19.

On May 21, 2020, the Company entered into a Limited Waiver and First Amendment to Loan Agreement (the “Amendment”) to its existing Loan Agreement, dated July 1, 2019, with the lenders party thereto and Blue Torch Finance LLC, as administrative agent and collateral agent (the “Loan Agreement”). The Amendment waives the events of default under the Loan Agreement relating to the Company’s failure to deliver its audited financial statements and related financial reports for the fiscal year ending December 31, 2019 within 120 days of the end of such fiscal year, and provides the Company until June 14, 2020, to deliver such audited financial statements and related financial reports as required under the Loan Agreement.

SIGNATURES
  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: May 22, 2020	By: /s/ Bert Althaus
Name: Bert Althaus
Title: Chief Financial Officer